

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 3, 2007

Mr. Robert M. Garneau
Executive Vice President and CFO
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the quarter ended March 30, 2007**
> **File No. 0-01093**

Dear Mr. Garneau:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief